Exhibit 99.1

Bit Origin Rebrands to SANGRIX as Part of AI Infrastructure Transition

SINGAPORE, September 3, 2026 (GLOBE NEWSWIRE) — Bit Origin Ltd (NASDAQ: BTOG) (the “Company”) today announced the corporate rebranding to SANGRIX INC., an initiative intended to align the Company’s corporate identity with its evolving focus on AI computing and digital infrastructure.

At the extraordinary general meeting convened on August 21, 2026, the Company’s shareholders approved, by special resolution, the proposed change of the Company’s name from “BIT ORIGIN LTD” to “SANGRIX INC.” and authorized the directors to apply to the Registrar of Companies of the Cayman Islands for the name change. On August 26, 2026, the directors approved the name change and, in connection with the name change, approved changing the trading symbol for the Company’s Class A ordinary shares from “BTOG” to “SGRX.”

Upon the opening of the market on September 4, 2026, the Company’s Class A ordinary shares will begin trading on the Nasdaq Capital Market under the new name “SANGRIX INC.” and new symbol “SGRX.” The CUSIP number of the Company’s Class A ordinary shares will remain the same. No action is required from existing shareholders in connection with the name or ticker symbol change.

The proposed SANGRIX identity is intended to reflect the Company’s strategic transition toward AI computing infrastructure and its focus on developing a corporate platform around advanced computing and related digital infrastructure services.

As part of this transition, the Company remains focused on advancing its previously announced transaction involving sixteen NVIDIA Blackwell B300 AI servers. The Company also intends to evaluate and selectively pursue opportunities involving GPU computing, server leasing, storage infrastructure and related digital infrastructure services, with an emphasis on identifiable customer demand, recurring revenue potential and commercially reasonable operating arrangements.

The Company is also planning a new corporate website that will reflect the SANGRIX brand and provide investors and other stakeholders with updated information regarding the Company’s strategy, operations and corporate developments. The Company expects to announce the website address and launch timing when available. Until then, information regarding the Company will remain available at www.bitorigin.io.

“The proposed SANGRIX name represents an important step in aligning our corporate identity with the direction in which we are building the Company,” said Jinghai Jiang, Chairman and Chief Executive Officer of Bit Origin. “We are continuing the remaining Cayman Islands registration process while advancing our transition toward AI computing infrastructure. We believe the SANGRIX identity and planned new corporate website will provide a clearer platform for communicating our strategy and business development to investors and stakeholders.”

About Bit Origin Ltd

Bit Origin Ltd (NASDAQ: BTOG) which intends to operate under the new corporate name SANGRIX INC., is a company focused on AI computing infrastructure and related digital infrastructure opportunities. The Company is evaluating and pursuing opportunities involving GPU computing, server leasing, storage infrastructure and related services, while continuing to manage its existing digital assets and legacy operations.

For more information, please visit www.bitorigin.io.

Forward-Looking Statements

This press release contains forward-looking statements regarding, among other matters, the proposed corporate name change and its registration by the Registrar of Companies of the Cayman Islands; the expected commencement of trading under the new corporate name and ticker symbol; the planned launch of a new corporate website; the Company’s business transition and strategy; the expected delivery, deployment and operation of AI computing equipment; the development of recurring revenue; and the evaluation and pursuit of future business opportunities.

Forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially, including delays in or failure to complete the Cayman Islands registration process; changes in the anticipated trading date; supplier performance; delivery, deployment and data center readiness; customer demand and counterparty performance; financing availability; market conditions; the Company’s ability to successfully implement its business transition; and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement except as required by applicable law.

Company Contact

Bit Origin Ltd
Mr. Jinghai Jiang
Chairman and Chief Executive Officer
Email: ir@bitorigin.io